PRESS RELEASE	FEBRUARY 17, 2023

Largo to Release Fourth Quarter and Annual 2022 Financial Results on March 9, 2023

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) will release its fourth quarter and annual 2022 financial results on Thursday, March 9, 2023 after the close of market trading. Additionally, the Company will host a webcast and conference call to discuss its fourth quarter and annual 2022 results and updates on Friday, March 10 at 1:00 p.m. ET.

To join the conference call without operator assistance, you may register and enter your phone number at https://bit.ly/3Yho3fJ to receive an instant automated call back.

You can also dial direct to be entered to the call by an Operator via dial-in details below.

Conference Call Details
Date:	Friday, March 10, 2023
Time:	1:00 p.m. ET
Dial-in Number:	Local: +1 (647) 794-4605
North American Toll Free: +1 (888) 394-8218
Conference ID:	6338127
Webcast Registration Link:	https://app.webinar.net/Am3ND5Rleqn
RapidConnect Link	https://bit.ly/3Yho3fJ
Replay Number:	Local / International: + 1 (647) 436-0148
North American Toll Free: +1 (888) 203-1112
Replay Passcode: 6338127
Website:	To view press releases or any additional financial information, please visit the Investor Resources section of the Company's website at: www.largoinc.com/English/investor-resources

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) leading vanadium supplier with an outlined growth plan and 2.) U.S.-based energy storage business support a low carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com